UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
______________________________________

Shire plc
(Exact name of the registrant as specified in its charter)
______________________________________

Jersey, Channel Islands	0-29630	98-0601486
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland
(Address of principal executive offices)

Bill Mordan
+353 1 429 7700
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
______________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017.

This Conflict Minerals Disclosure is for the year ended December 31, 2016. Conflict minerals are defined for purposes of this disclosure as columbite-tantalite (coltan), casserite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten.

Summary of Process Used to Determine Whether Company Products Contain Conflict Minerals

Shire plc ("Shire" or the "Company") has established procedures and processes for collecting, reviewing and evaluating the presence and use of conflict minerals within its products, including the implementation of a global policy document outlining the procedure for conflict minerals management and compliance. As required by Rule 13p-1, the Company conducted a review of its products, within the scope, to determine whether those products contain conflict minerals and, subsequently commenced a Reasonable Country of Origin Inquiry ("RCOI") for any products that do contain such conflict minerals as outlined in more detail below. The Company’s review process takes into account the fact that pharmaceutical manufacturing processes are complex, highly regulated, and vary widely from product to product. A significant number of suppliers and third parties are involved across all steps of the manufacturing process starting with raw materials and ending with the finished product that a patient receives. As a result, Shire elected to use a “product-centric” approach rather than a “supplier-centric” approach in performing its material inquiry for this current effort.

Product Description

For the year ended December 31, 2016, the Company identified five products that are subject to disclosure under Rule 13p-1, all of which are used in the delivery of drug products to its patients: Baxject (II), Baxject (III), Flowease Infusion Set, Dual Vial Units package, and the Wide Neck DVU.

Reasonable Country of Origin Inquiry and Due Diligence Related to the Source and Chain of Custody of the Conflict Minerals

Shire requested the manufacturer of each of the products above to complete the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative ("EICC-GeSI") Conflict Minerals Common Reporting Template ("CMRT") related to the five products identified above. The EICC-GeSI CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. Given Shire’s position in the supply chain as a “downstream” company, the Company has to rely on its suppliers to conduct their own survey of their “upstream” supply chain in relation to the conflict minerals used in its products.

Shire reviewed each supplier’s CMRT received for completeness and consistency of answers and reached out to each supplier to provide additional clarifications. As a result, Shire believes that its RCOI process was reasonably designed and performed in good faith.

Shire’s suppliers were unable to provide Shire with information regarding the country of origin or the smelters related to the conflict minerals incorporated into the five products described above under “Product Description.” As a result of the supplier’s inability to provide Shire with this information, Shire was unable to conduct any further due diligence on the conflict minerals used in such Shire products. As such, Shire was unable to determine the origin of the conflict minerals.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Shire plc

By:	/s/ W R Mordan
	Name:	Bill Mordan
	Title:	Company Secretary

Date: May 30, 2017

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